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SEC Mail Processing
FEB 29 2024
Washington, DC

SEC FILE NUMBER
8-65683

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CW Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8870 Cedar Springs Lane, Suite 208
(No. and Street)

Knoxville	TN	37923
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael E. Cox	865-690-9886	mcox@cwmanagement.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rodefer Moss & Co, PLLC
(Name – if individual, state last, first, and middle name)

608 Marbry Hood Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

11/05/2003	910
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Michael E. Cox, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CW Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SAMANTHA J. CHAMBLEE
STATE OF TENNESSEE NOTARY PUBLIC
KNOX COUNTY

Signature:

Title: Member

Notary Public Comm Exp: 02.02.25

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [x] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CW SECURITIES, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2023 AND 2022

CW SECURITIES, LLC
TABLE OF CONTENTS

Financial Section

Supplementary Information Section

Agreed-Upon Procedures Section

Exemption

FINANCIAL SECTION

RM

RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CW Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of CW Securities, LLC (the "Company") as of December 31, 2023 and 2022, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplementary information on page 10 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on page 10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as CW Securities, LLC.'s auditor since 2021.
Knoxville, Tennessee
February 28, 2024

CW SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2023 and 2022

	2023	2022
Assets		
Current assets		
Cash and cash equivalents	$ 19,293	$ 18,318
Commissions receivable	123,541	69,102
Total current assets	142,834	87,420
Property and equipment	11,700	11,700
Accumulated depreciation	(11,700)	(11,700)
Property and equipment, net	-	-
Total assets	**$ 142,834**	**$ 87,420**
Liabilities and members' equity		
Commissions payable	$ 110,738	$ 61,681
Total current liabilities	$ 110,738	$ 61,681
Total liabilities	$ 110,738	$ 61,681
Members' equity	32,096	25,739
Total liabilities and members' equity	**$ 142,834**	**$ 87,420**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2023 and 2022

	2023	2022
Revenue		
Fees from advisory services	$ 487,108	$ 434,212
Variable insurance and annuities commissions	656,127	346,094
Fees-12b1 trailers	163,779	156,538
Mutual fund commissions	2,344	2,571
Other income	2,731	849
Fixed insurance	42,002	319
Fees-municipal -529 plans	1,221	93
Interest income	376	77
Total revenue	1,355,688	940,753
Expenses		
Commissions	1,289,056	885,711
Contract personnel	24,504	22,044
Professional fees	12,000	12,000
License, registration and fees	6,602	9,418
Rental expense	6,000	6,000
Other operating expenses	9,800	9,704
Consulting	1,369	3,056
Total expenses	1,349,331	947,933
Net income (loss)	$ 6,357	$ (7,180)

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2023 and 2022

Balance at January 1, 2022	$	32,919
Net loss for 2022		(7,180)
Balance at December 31, 2022		**25,739**
Net income for 2023		6,357
Balance at December 31, 2023	**$**	**32,096**

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities		
Net Income (loss)	$ 6,357	$ (7,180)
Adjustments to reconcile net income to net cash provided (used) by operating activities		
(Increase) decrease commissions receivable	(54,439)	54,053
(Increase) decrease in commissions payable	49,057	(48,589)
Net cash provided (used) by operating activities	**975**	**(1,716)**
Cash and cash equivalents at beginning of the period	18,318	20,034
Cash and cash equivalents at end of the period	$ 19,293	$ 18,318

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

CW Securities, LLC (the "company") is an investment advisory firm, registered in the State of Tennessee, and a broker dealer registered with the Securities and Exchange Commission (SEC), the State of Tennessee, Financial Industry Regulatory Authority (FINRA), Securities Investors Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB). The Company sells various investments to its clients who are primarily located in the eastern region of the United States. The Company uses accrual basis of accounting in accordance with US Generally Accepted Accounting Principles (GAAP).

B. Commissions Receivable

Trade accounts receivables are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realized losses on balances outstanding at year end will be immaterial.

C. Allowances for Credit Losses

The Company applies ASC Topic 326, Financial Instruments-Credit Losses ("ASC 326") the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized costs, including commissions and fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of collectability in *determining the allowance for credit losses. The Company's expectation is that the credit risk associated* with commissions and fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2023.

D. Revenue Recognition

Under the FASB ASC 606 requirement that went into effect December 15, 2018, there is no material impact on how the Company recognizes revenue. The requirement addresses contractual performance obligations for consideration for services provided and how revenue is reported.

The Company has contracts with clients that have Charles Schwab accounts that are managed for an advisory fee on a discretionary basis. The revenue from these fees is listed under the Revenue Line Item "Fees from advisory services". The Company obligation under these contracts is to implement an asset allocation strategy, rebalance the account as needed and report and analyze performance on an on-going basis. Fees are calculated and billed based on end of quarter account values. These fees are billed quarterly in advance. Fees are taken directly from client accounts.

D. Revenue Recognition-(continued)

Other advisory fees from 401k plans and Mutual Fund shares are included in this line item where the Company does not have a contractual agreement with the client nor discretion over the accounts. The Company recognizes these Advisory Fees on a monthly basis based on the end of the previous quarter's totals. The revenue from these fees is listed under the Revenue Line Item "Fees from advisory services". 401K plans are reviewed on an annual basis for fund performance to assist trustee(s) with investment option decisions. Enrollees are advised on available investment options at initial enrollment and on an as needed basis. Mutual Fund accounts are reviewed when opened and advised on an as needed basis. A majority of The Company's 401k plans and mutual fund accounts are held at American Funds/Capital Bank and Trust. The Company has no historical write-offs and monitors the credit worthiness of the financial institutions that the Company utilizes.

The Company earns 12B1 fees on 401k plans and Mutual Funds held at various Mutual Fund Companies. The 12b1 fees are recognized on a monthly or quarterly basis based on end of month or end of quarter account values. Mutual Fund accounts are reviewed on an as needed basis. 401K plans are reviewed on an annual basis for fund performance to assist trustee(s) with investment option decisions. Enrollees are advised on available investment options at initial enrollment and on an as needed basis. Monthly 12b1 fees are recognized on a monthly basis based on end of month account values. Quarterly 12b1 fees are recognized monthly based on the end of the previous quarter's totals. A majority of the Company's 12b1 fees come from American Funds/Capital Bank and Trust. The Company has no historical write-offs and monitors the credit worthiness of the financial institutions that the Company utilizes.

The Company earns Commissions based on sales by its Agents of Mutual Funds, 529 plans, Variable Annuities, Private Placements, and Fixed Insurance products. These commissions are generally taken up front and are based on a percentage of the initial investment per each company's commission schedule. Recommendations are based on overall portfolio allocations, risk tolerance, time horizon and net worth. Accounts are reviewed on an as needed basis. All revenue is recognized when earned. The Company only uses the industry's leading agencies for client investments. The Company has no historical write-offs.

Agents' Commissions and fees are generally paid bi-monthly to Agents on a negotiated basis.

E. Income Taxes

The company has elected for income tax purposes to be taxed as a partnership; therefore, the taxable income or losses of the Company are passed through to the members. The income taxes are paid by the members; therefore, no provision for or benefit from income taxes is recorded in the financial statements of the Company. The Company's partnership returns for 2020-2023 are subject to audit by relevant state and federal authorities.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2023, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

F. Cash Flows

For purposes of reporting cash flows, the Company considers investments readily convertible into cash with a maturity of three months or less when purchased without significant loss due to penalties or interest, deposits in banks, and certificates of deposit to be cash and cash equivalents.

G. Property and Equipment

Property and equipment are recorded at cost. The cost of property and equipment is depreciated using the straight-line method over the estimated useful lives of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in operations for the period. The cost of repairs and maintenance is charged to expense as incurred.

H. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

I. Concentrations of Credit Risk

Approximately zero percent and zero percent of the commission expense is incurred by non-members, commissioned representatives for the years ended December 31, 2023 and 2022, respectively. Accordingly, a significant portion of the commission revenue results from the related transactions.

The Company maintains its cash balances in three financial institutions {Pinnacle Financial Partners and Mountain Commerce Bank) located in Knoxville, Tennessee and Stone Castle located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 as of December 31, 2023 and 2022.

J. Subsequent Events

Management has evaluated subsequent events through February 28, 2024, the date which the financial statements were available to be issued, and except as noted in Note 5, no items of any significant nature were noted.

K. Commitments and Contingencies

Management has evaluated commitments and contingencies through February 28, 2024, the date which the financial statements were available to be issued, and no items of any significant nature were noted.

L. Reclassifications

Certain reclassifications have been made to the 2022 balances in order to conform to the 2023 presentations with no effect on previously reported net income or member's equity.

NOTE 2 – DETAILED NOTES ON ACCOUNTS

A. Subordinated Liabilities

At December 31, 2023 and 2022, there were no liabilities pledged to general creditors.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2023 and 2022, the Company paid commissions and investment advisory fees to the Company's members in the amount of $1,178,318 and $824,030, respectively. In addition, approximately $110,738 and $61,681 commissions payable to this individual was included in accrued expenses as of December 31, 2023 and 2022, respectively. As of December 31, 2023, and 2022, the amount of related party accounts receivable to this individual was $123,042 and $68,535, respectively.

A Marketing and Insurance sales firm owned by the organizing members of the Company provides facilities ($6,000), personnel ($24,504), telephone ($1,800), utilities ($1,800) and office supplies ($600) per the expense sharing agreement. Related expenses amounted to $34,704 and $32,244 for the years ended December 31, 2023 and 2022, respectively.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under Rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. As of December 31, 2023, the Company's net capital amounted to $26,586 as computed under Rule 15c3-1, exceeding the minimum capital requirement by $21,586. In addition, Rule 15c3-1 requires that the Company's aggregate indebtedness not exceed 1,500 percent of its net capital. The actual aggregate indebtedness to net capital at December 31, 2023, was 416.54 percent.

NOTE 5 – LEASES

The Company records operating and finance lease activity in accordance with FASB ASC 842, Leases. The Company determines if a contractual agreement contains a lease at inception. A lease is identified when a contract allows for the right to control an identified asset for a period of time in exchange for consideration. Lease liabilities are recognized at lease commencement, measured using the present value of cash payments expected to be made during the lease term, and represent the Company's obligation to make the lease payments arising from a lease. Right-of-use lease assets are recognized upon lease commencement, measured using the initial lease liability plus any payments made at or before commencement of the lease term, and represent the right to use an underlying asset for the lease term. Certain leases with a term of 12 months or less are not recorded using a right-of-use asset and lease liability, rather the related payments are recognized in the statements of income on a straight-line basis over the term of the lease. The Company has determined it has no leases that meet the capitalization requirements of ASC 842. The Company incurred $6,000 of short-term lease expense pertaining to office space as of December 31,2023.

SUPPLEMENTARY INFORMATION SECTION

CW SECURITIES, LLC
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2023

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total members' equity	$ 32,096	$ -	$ 32,096
Deductions:			
Non allowable assets	(5,497)	-	(5,497)
Net capital before haircuts on securities positions	26,599	-	26,599
Haircuts on security positions	(13)	-	(13)
Net capital	$ 26,586	$ -	$ 26,586
Computation of basic net capital requirement			
Minimum net capital required	$ 7,383	$ -	$ 7,383
Minimum dollar net capital requirement	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 5,000	$ -	$ 5,000
Excess net capital	$ 21,586	$ -	$ 21,586
Computation of aggregate indebtedness			
Total liabilities from balance sheet/aggregate indebtedness	$ 110,738	$ -	$ 110,738
Percentage of aggregate indebtedness to net capital	416.54%	-	416.54%

See independent auditors' report.

RM

RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members of CW Securities, LLC.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2023. Management of CW Securities, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;
2) Compared the Total Revenue amount reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 28, 2024

EXEMPTION REPORT

CW Securities, LLC
Exemption Report

CW Securities, LLC (the "Firm"), CRD#124496, is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

(1) The Firm has maintained a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule). The Firm was registered in 2002 under this Rule and has remained as such.

(2) The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240-15c3-3, and

(3) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that is has not, (1) directly or indirectly received, held, or otherwise owed funds or securities for or to customers other than money or considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4, (2) has not carried account of or for customers, and (3) has not carried PAB accounts throughout the most recent fiscal year without exception. The Firm's business activities are and will remain as describes below:

(4) Engage in the following types of business:
(a) Mutual fund retailer on an application way basis;
(b) Municipal securities activities limited to 529 savings plans;
(c) Broker selling variable life insurance or annuities;
(d) Investment advisory services;
(e) Private placements of securities on a best-efforts basis; and
(f) Broker selling tax shelters or limited partnerships in primary distributions on a best-efforts basis.

I, Michael E. Cox, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ________________

Title: Principal/CCO

February 5, 2024

RM
RODEFER MOSS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CW Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) CW Securities, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mutual fund retailer on an application way, municipal securities activities limited to 529 savings plans; broker selling variable life insurance or annuities; investment advisory services; private placements of securities on best-efforts basis; and broker selling tax shelters or limited partnerships in primary distributions on a best-efforts basis. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 28, 2024